

September 16, 2020

Ray Young
Chief Financial Officer
Archer-Daniels-Midland Co
77 West Wacker Drive, Suite 4600
Chicago, IL 60601

> **Re: Archer-Daniels-Midland Co**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on February 18, 2020**
> **Form 10-Q for the quarter ended March 31, 2020**
> **Filed on May 1, 2020**
> **File No. 1-00044**

Dear Mr. Young:

We have reviewed your September 8, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2020 letter.

Response Letter Dated September 8,2020

Form 10-Q for the quarter ended March 31, 2020
Notes to the Consolidated Financial Statements
Note 17. Subsequent Event, page 31

1. We note your response to prior comment 3 in your letter dated September 8, 2020 including your statement that to the extent you record future material impairment charges related to currently idled assets you will enhance your disclosures in future filings. Based on the carrying value of the currently idled assets as noted in your response, it continues to appear to us that to the extent these assets remain idle you should revise future filings to disclose their carrying value; whether and how you assessed them for impairment; and, if

applicable, any impact on depreciation expense as a result of them being idle.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing